AUSTIN GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Expressed in United States dollars)

To the shareholders of Austin Gold Corp.

The accompanying consolidated financial statements of Austin Gold Corp. have been prepared by management which is responsible for the integrity and fairness of the information presented, including responsibility for significant accounting estimates and judgments. These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

In fulfilling its responsibilities, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information for the preparation of these consolidated financial statements.

The Board of Directors oversees the responsibilities of management for financial reporting through an Audit Committee, which is composed entirely of independent directors. The Audit Committee reviews the consolidated financial statements and recommends them to the Board of Directors for approval. The Audit Committee meets regularly with management to review internal control procedures and advise directors on auditing and financial reporting matters.

The consolidated financial statements have been audited by Manning Elliott LLP on behalf of the shareholders and their report follows.

"Dennis Higgs"	"Grant Bond"
Dennis Higgs	Grant Bond
President	Chief Financial Officer

February 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Austin Gold Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Austin Gold Corp. and its subsidiary (the "Company"), as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders' equity for the years ended December 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023 and 2022 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

MANNING ELLIOTT LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

/s/ Manning Elliott LLP

Vancouver, Canada

February 25, 2025

We have served as the Company's auditor since 2020.

AUSTIN GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Expressed in United States dollars

	Note	December 31,	December 31,
		2024	2023
ASSETS
Current assets
Cash and cash equivalents	6	$381,899	$907,551
Short-term investments	7	4,914,382	8,618,386
Receivables and other	8	116,966	190,564
		5,413,247	9,716,501
Non-current assets
Marketable securities	9	12,404	7,422
Exploration and evaluation ("E&E") assets	10	4,077,474	2,280,490
Property and equipment	11	9,745	827
Total assets		$9,512,870	$12,005,240
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	12,14	$228,698	$676,605
		228,698	676,605
SHAREHOLDERS' EQUITY
Share capital	13	16,568,175	16,568,175
Other reserves	13	3,390,199	2,355,931
Accumulated other comprehensive income (loss) ("AOCI")		(574,949)	(574,949)
Deficit		(10,099,253)	(7,020,522)
		9,284,172	11,328,635
Total liabilities and shareholders' equity		$9,512,870	$12,005,240
Nature of operations and going concern	1
Commitments	18

Approved on behalf of the Board of Directors:

"Tom S.Q. Yip"	"Joseph J. Ovsenek"
Tom S.Q. Yip	Joseph J. Ovsenek
Chair of the Audit Committee and Director	Chairman and Director

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
Expressed in United States dollars, except for share data

				For the year ended
	Note	December 31,	December 31,	December 31,
		2024	2023	2022
Administrative expenses
Investor relations and marketing		$1,119,666	$233,355	$145,245
Share-based compensation	13,14	911,261	481,394	162,628
Management salaries and consulting fees	14	631,476	590,696	616,153
Insurance		291,965	360,050	262,315
Professional fees		271,551	327,712	296,245
Listing and filing fees		68,359	156,758	164,837
General and administrative		44,218	17,915	14,961
Shareholder information		43,061	50,923	21,995
Travel expenses		28,801	17,915	32,388
Depreciation	11	2,082	354	527
Operating loss		(3,412,440)	(2,237,072)	(1,717,294)
Foreign exchange (loss) gain		(5,745)	4,650	640,324
Write-off of E&E assets	10	(4,290)	(2,252,786)	-
Unrealized fair value gain (loss) on marketable securities	9	4,982	(9,051)	(174,634)
Interest and finance income		338,912	493,743	183,213
Loss before taxes		(3,078,581)	(4,000,516)	(1,068,391)
Current income tax expense	17	(150)	(155)	-
Loss for the year		$(3,078,731)	$(4,000,671)	$(1,068,391)
Other comprehensive loss, net of tax
Items that may be subsequently reclassified to earnings or loss:
Currency translation adjustments		-	-	(718,921)
Comprehensive loss for the year		$(3,078,731)	$(4,000,671)	$(1,787,312)
Loss per share - basic and diluted		$(0.23)	$(0.30)	$(0.09)
Weighted average number of shares		13,271,750	13,271,750	11,985,877

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in United States dollars

				For the year ended
	Note	December 31,	December 31,	December 31,
		2024	2023	2022
Cash flows used in operating activities
Net loss for the year		$(3,078,731)	$(4,000,671)	$(1,068,391)
Items not affecting cash:
Current income tax expense	17	150	155	-
Depreciation	11	2,082	354	527
Interest and finance income		(338,912)	(493,743)	(183,213)
Share-based compensation	13	911,261	481,394	162,628
Unrealized fair value (gain) loss on marketable securities	9	(4,982)	9,051	174,634
Unrealized foreign exchange loss (gain)		402	(119)	(678,210)
Write-off of E&E assets	10	4,290	2,252,786	-
Changes in non-cash working capital items:
Receivables and other		73,598	20,490	(207,210)
Accounts payable and accrued liabilities		(23,555)	44,415	7,423
Income taxes paid		(150)	(155)	-
Net cash used in operating activities		(2,454,547)	(1,686,043)	(1,791,812)
Cash flows generated by (used in) investing activities
Expenditures on E&E assets		(2,096,354)	(1,563,428)	(1,066,431)
Interest received		392,917	524,436	49,156
Purchase of property and equipment	11	(11,000)	-	-
Purchase of short-term investments		(7,600,000)	(13,500,000)	(14,000,000)
Redemption of short-term investments		11,250,000	16,500,000	2,500,000
Net cash generated by (used in) investing activities		1,935,563	1,961,008	(12,517,275)
Cash flows generated by financing activities
Proceeds from initial public offering ("IPO")	13	-	-	15,019,000
Share issuance costs	13	-	-	(1,165,580)
Net cash generated by financing activities		-	-	13,853,420
Increase (decrease) in cash and cash equivalents for the year		(518,984)	274,965	(455,667)
Cash and cash equivalents, beginning of year	6	907,551	630,623	1,094,550
Effect of foreign exchange rate changes on cash and cash equivalents		(6,668)	1,963	(8,260)
Cash and cash equivalents, end of year	6	$381,899	$907,551	$630,623
Supplemental cash flow information	15

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Expressed in United States dollars, except for share data

	Note	Number of common shares	Share capital	Other reserves	AOCI	Deficit	Total
Balance - December 31, 2021		9,517,000	$2,714,755	$1,624,053	$143,972	$(1,951,460)	$2,531,320
Shares issued pursuant to IPO	13	3,754,750	15,019,000	-	-	-	15,019,000
Share issuance costs	13	-	(1,403,797)	238,217	-	-	(1,165,580)
Value assigned to share options and warrants vested	13	-	-	182,422	-	-	182,422
Currency translation adjustments		-	-	-	(718,921)	-	(718,921)
Loss for the year		-	-	-	-	(1,068,391)	(1,068,391)
Balance - December 31, 2022		13,271,750	1$6,329,958	$2,044,692	$(574,949)	$(3,019,851)	$14,779,850
Value assigned to share options and warrants vested	13	-	-	549,456	-	-	549,456
Expiry of warrants		-	238,217	(238,217)	-	-	-
Loss for the year		-	-	-	-	(4,000,671)	(4,000,671)
Balance - December 31, 2023		13,271,750	$16,568,175	$2,355,931	$(574,949)	$(7,020,522)	$11,328,635
Value assigned to share options and warrants vested	13	-	-	1,034,268	-	-	1,034,268
Loss for the year		-	-	-	-	(3,078,731)	(3,078,731)
Balance - December 31, 2024		13,271,750	$16,568,175	$3,390,199	$(574,949)	$(10,099,253)	$9,284,172

The accompanying notes are an integral part of these consolidated financial statements.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

1. NATURE OF OPERATIONS AND GOING CONCERN

(a) Nature of operations

Austin Gold Corp. (the "Company") was incorporated on April 21, 2020, in British Columbia ("BC"), Canada. The Company is a reporting issuer in BC and its common shares are traded on the NYSE American stock exchange under the symbol "AUST". The Company's principal place of business is the 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3.

The Company is focused on the acquisition, exploration and evaluation of mineral resource properties primarily in the western United States of America ("USA").

The Company has not yet determined whether its mineral resource properties contain mineral reserves that are economically recoverable. The continued operation of the Company is dependent upon the preservation of its interest in its properties, the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration, evaluation and development of such properties and upon future profitable production or proceeds from the disposition of such properties.

(b) Going concern assumption

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from December 31, 2024. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the year ended December 31, 2024, the Company incurred a net loss of $3,078,731 (2023 - $4,000,671) and used cash in operating activities of $2,454,547 (2023 - $1,686,043). As at December 31, 2024, the Company had cash and cash equivalents of $381,899 (2023 - $907,551), a working capital (current assets less current liabilities) surplus of $5,184,549 (2023 - $9,039,896) and an accumulated deficit of $10,099,253 (2023 - $7,020,522).

The operations of the Company have primarily been funded by the issuance of common shares. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management estimates its current working capital will be sufficient to fund its current level of activities for at least the next twelve months.

2. BASIS OF PREPARATION

Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss ("FVTPL"), which are stated at their fair value.

These consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2025.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION

(a) Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entity controlled by the Company, its subsidiary, listed in the following table:

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Austin American Corporation	Nevada, USA	100%	Holds interests in exploration projects

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give the Company the ability to direct the activities that significantly affect the investee's returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a subsidiary's share capital. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company and its subsidiary is the United States dollar ("USD"), which is also the Company's presentation currency. References to "$" or "USD" are to United States dollars, while references to "C$" or "CAD" are to Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses result from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in currencies other than an entity's functional currency. These gains (losses) are recognized in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the date of the initial transactions.

(c) Financial instruments

Financial instruments - Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or fair value through other comprehensive income ("FVOCI"). The classification depends on the Company's business model for managing the financial assets and the contractual terms which give rise to the cash flows.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

For assets measured at fair value, gains (losses) will either be recorded in earnings (loss) or other comprehensive income ("OCI"). For investments in debt instruments, this will depend on the business model for which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when, and only when, its business model for managing those assets changes.

Financial instruments - Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the consolidated statement of loss and comprehensive loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of debt instruments depends on the Company's business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

  Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings (loss) when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.
  FVOCI - Assets that are held for collection of contractual cash flows and for selling the financial assets, where those cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in earnings (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings (loss) and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance expense using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange gain (loss) and impairment expenses in other expenses.
  FVTPL - Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings (loss) and presented net in the consolidated statement of loss and comprehensive loss within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in gain (loss) on change in fair value of financial instruments in the consolidated statement of loss and comprehensive loss as applicable.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial instruments - Impairment

An expected credit loss ("ECL") impairment model applies which requires a loss allowance to be recognized based on ECLs. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in earnings (loss) for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through earnings (loss) to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial instruments - Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Cash and cash equivalents are classified at amortized cost. Interest and finance income is recognized by applying the effective interest rate method.

Short-term investments

Short-term investments comprise term deposits and redeemable short-term investment certificates ("RSTICs") held at major financial institutions with an original maturity date between three and twelve months. Short-term investments are classified at amortized cost. Interest and finance income is recognized by applying the effective interest rate method.

Marketable securities

Marketable securities comprise of common shares of publicly traded companies. Marketable securities are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Changes in fair value at each reporting date are included in the consolidated statement of loss and comprehensive loss as an unrealized fair value gain (loss) on marketable securities.

Accounts payable

Accounts payable are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

(d) Property and equipment

Property and equipment is measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset at the end of its useful life. The purchase price or construction cost is the fair value of consideration to acquire the asset.

Depreciation of property and equipment commences when the asset has been fully commissioned and is available for its intended use. Depreciation is calculated using declining balance rates ranging from 15% to 30% per annum or the straight-line method to allocate cost over the estimated useful lives. Depreciation on assets that are directly related to E&E assets are allocated to that E&E asset.

Depreciation methods and estimated useful lives and residual values are reviewed annually and when facts and circumstances indicate that a review should be performed. Changes in estimates are accounted for prospectively.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain (loss) arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of loss and comprehensive loss.

(e) Mineral properties

Mineral properties are measured at cost less accumulated depletion and accumulated impairment losses. Mineral properties include the fair value attributable to mineral reserves and mineral resources acquired in a business combination or asset acquisition, mine development costs and previously capitalized E&E expenditures. Upon commencement of production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using mineral units mined over the estimated proven and probable mineral reserves of the mine.

(f) E&E assets

All E&E expenditures are capitalized, including the costs of acquiring exploration stage properties, except for E&E expenditures incurred before the Company has obtained legal rights to explore an area, which are expensed.

Exploration expenditures are costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for Mineral Resources, as defined by Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities, business combinations or asset acquisitions. Evaluation expenditures include the cost of: (i) further defining the volume and grade of deposits through drilling of core samples and other sampling techniques, trenching and sampling activities in an ore body or other forms or data acquisition; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development or mineralized material is commercially justified including preliminary economic assessments, pre-feasibility and final feasibility studies.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or mineral resources from a particular mineral property has been determined, expenditures are tested for impairment and reclassified to mineral properties.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

  The extent to which mineral reserves and mineral resources as defined by NI 43-101 have been identified through a feasibility study or similar document;
  The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
  The status of environmental permits; and
  The status of mining leases or permits.

(g) Impairment of non-financial assets

The carrying amounts of assets included in E&E assets and property and equipment are assessed for impairment at the end of each reporting period or whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit ("CGU") to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset's or CGU's carrying amount exceeds the recoverable amount and is recorded as an expense immediately.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Future cash flows are estimated using the following significant assumptions: mineral reserves and mineral resources, production profile, operating costs, capital costs, commodity prices, foreign exchange rates and discount rates. All inputs used are those that an independent market participant would consider appropriate.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings (loss) immediately.

(h) Decommissioning and restoration provision

Decommissioning and restoration provisions are recognized when there is a significant disturbance to the areas in which E&E activities have occurred and when the provision can be estimated reliably.

Decommissioning and restoration costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. The discount rate used to calculate the net present value is a pre-tax rate of similar maturity that reflects current market assessments of time value of money and the risks specific to the liability.

Each period, the Company reviews cost estimates and other assumptions used in the valuation of the provision to reflect events, changes in circumstances and new information available. The liability is adjusted each reporting period for the unwinding of the discount, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the provision.

(i) Income taxes

Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable earnings. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting year applicable to the year of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis.

(j) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares, share options and warrants are recognized as a deduction from equity, net of any tax effects.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

3. MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

If common shares are issued as consideration for the acquisition of a mineral project, the common shares are measured at their fair value based on the quoted share price of the Company on the date the transaction is executed.

The Company applies the residual value method with respect to the measurement of common shares and warrants issued as a unit for a private placement. The residual value method first allocates value to the more easily measurable component based on fair value (i.e. common shares) and then the residual value, if any, to the less measurable component (i.e. warrants). Any value attributed to the warrants is recorded to other reserves in equity.

(k) Share-based payment transactions

Share options granted under the Company's equity settled share-based option plan are measured at fair value at the date of grant and recognized as an expense with a corresponding increase to other reserves in equity. An individual is classified as an employee when the individual is an employee for legal and tax purposes (direct employee) or provides services similar to those performed by a direct employee. Equity settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received.

However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instrument granted at the date the non-employee provides the goods or the services.

Fair value is determined using the Black-Scholes option pricing model, which relies on estimates of the risk-free interest rate, expected share price volatility, future dividend payments and the expected average life of the options. The fair value determined at the grant date is recognized as an expense over the vesting period in accordance with the vesting terms and conditions (graded vesting method), with a corresponding increase to other reserves in equity.

When share options are exercised, the applicable amounts of other reserves are transferred to share capital.

(l) Loss per share

The Company presents loss per share data, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares, including share options and warrants.

(m) Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction where there is a transfer of resources or obligations between related parties.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

4. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant accounting policy judgments include:

  The assessment of the Company's ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain (refer to Note 1b); and
  The application of the Company's accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company's E&E assets and has concluded that no impairment indicators exist as of December 31, 2024.

Significant sources of material estimation uncertainty include:

  The determination of the fair value of share options issued by the Company (refer to Note 13c).

5. NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The following standards, amendments and interpretations have been issued but are not yet effective:

  In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance ("ESG")-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at FVOCI. The amendments are effective for annual periods beginning on or after January 1, 2026 with early adoption permitted. This amendment is not expected to have a material impact on the Company.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

5. NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (Continued)

  In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace International Accounting Standard ("IAS") 1, Presentation of Financial Statements. The new standard on presentation and disclosure in financial statements focuses on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is in the process of assessing the impact of this standard.

There are no other IFRS Accounting Standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a significant impact on the Company.

6. CASH AND CASH EQUIVALENTS

As at December 31, 2024, the composition of cash and cash equivalents consists of cash in the amount of $381,899 (2023 - $907,551). The Company does not hold any term deposits with an original maturity date of less than three months.

7. SHORT-TERM INVESTMENTS

	December 31,	December 31,
	2024	2023
Term deposits	$4,150,487	$7,084,482
RSTICs	763,895	1,533,904
	$4,914,382	$8,618,386

As at December 31, 2024, the term deposits mature between January 8, 2025 and August 18, 2025 and the RSTICs mature on July 22, 2025.

8. RECEIVABLES AND OTHER

	December 31,	December 31,
	2024	2023
Prepaid expenses and deposits	$100,898	$156,234
Tax receivables	16,068	34,330
	$116,966	$190,564

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

9. MARKETABLE SECURITIES

As at December 31, 2024, the Company holds 89,240 common shares (2023 - 89,240; 2022 - 89,240) and nil warrants (2023 - nil; 2022 - 50,000) in URZ3 Energy Corp. ("URZ") (formerly Nevada Exploration Inc. ("NGE")). A continuity of the marketable securities is as follows:

	December 31,	December 31,	December 31,
	2024	2023	2022
Opening balance	$7,422	$16,473	$196,847
Foreign exchange movements	-	-	(5,740)
Unrealized fair value gain (loss) on marketable securities	4,982	(9,051)	(174,634)
Ending balance	$12,404	$7,422	$16,473

On January 7, 2023, the warrants in URZ (formerly NGE) expired unexercised in accordance with the terms of the warrant certificate.

10. E&E ASSETS

The E&E assets of the Company, by project and nature of expenditure, as of December 31, 2024 and 2023 were as follows:

	Kelly Creek	Lone Mountain	Stockade Mountain	Miller	Fourmile Basin	Total
Balance - December 31, 2022	$914,879	$350,738	$96,046	$302,840	$704,531	$2,369,034
E&E expenditures:
Acquisition costs	30,000	72,200	25,000	25,000	-	152,200
Assays	6,012	4,385	-	37,722	27,573	75,692
Consulting	4,344	99,619	96,567	34,625	22,150	257,305
Drilling	-	-	538,627	500,463	108,293	1,147,383
Field supplies and rentals	-	867	11,125	3,572	259	15,823
Field work	-	17,544	28,535	21,301	12,426	79,806
Finders' fees	-	-	-	15,000	-	15,000
Geophysics	-	28,250	-	-	-	28,250
Government payments	17,558	177,236	46,108	50,131	378	291,411
Share-based compensation	16,749	16,749	16,749	14,950	2,865	68,062
Travel	622	9,094	8,343	9,864	5,387	33,310
Write-off of E&E assets	(353,456)	-	-	(1,015,468)	(883,862)	(2,252,786)
Total E&E expenditures	(278,171)	425,944	771,054	(302,840)	(704,531)	(88,544)
Balance - December 31, 2023	$636,708	$776,682	$867,100	$-	$-	$2,280,490

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

	Kelly Creek	Lone Mountain	Stockade Mountain	Miller	Fourmile Basin	Total
E&E expenditures:
Acquisition costs	$20,000	$58,650	$51,550	$-	$-	$130,200
Assays	-	78,530	21,101	-	-	99,631
Consulting	900	111,893	211,161	900	1,650	326,504
Drilling	-	-	543,613	-	-	543,613
Field supplies and rentals	-	1,422	81,008	-	735	83,165
Field work	-	60,050	64,887	-	-	124,937
Geophysics	-	-	3,180	-	-	3,180
Government payments	20,923	222,467	83,299	(3)	170	326,856
Share-based compensation	41,002	41,002	41,003	-	-	123,007
Technical and assessment reports	-	21,300	-	-	-	21,300
Travel	-	7,441	10,602	-	838	18,881
Write-off of E&E assets	-	-	-	(897)	(3,393)	(4,290)
Total E&E expenditures	82,825	602,755	1,111,404	-	-	1,796,984
Balance - December 31, 2024	$719,533	$1,379,437	$1,978,504	$-	$-	$4,077,474

Acquisition costs include pre-production payments, lease payments and advanced royalty payments in accordance with the terms of the property agreements.

(a) Kelly Creek Project (Nevada, USA)

The Company entered into an agreement with Pediment Gold LLC ("Pediment"), a subsidiary of URZ (formerly NGE), for an option to earn up to a 70% interest in a joint venture on the Kelly Creek Project.

On June 3, 2024, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. Under this third amendment, the Company may exercise the option to earn a 51% interest in the project by incurring a cumulative total of C$2,500,000 (in progress) of E&E expenditures on the project by June 30, 2027. The cumulative total includes E&E expenditures incurred on the project as of June 3, 2024 in the amount of $923,757.

The Company has the option to increase its participating interest by an additional 19% to a total of 70% by incurring an additional C$2,500,000 on E&E expenditures with no time limit, although the Company must continue to pay the underlying property lease payments and the United States Department of the Interior Bureau of Land Management ("BLM") and county fees to keep the properties subject to the joint venture in good standing.

There are minimum annual royalty payments required by the Company as part of an underlying agreement within the Kelly Creek Project. On June 6, 2024, the Company and Julian Tomera Ranches, Inc. agreed to amend the terms of the mining lease agreement (the "Hot Pot Agreement"). Under this sixth amendment, the Company is subject to the following minimum payments:

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

September 16, 2021	$30,000	Paid
September 16, 2022	$30,000	Paid
September 16, 2023	$30,000	Paid
September 16, 2024	$20,000	Paid
September 16, 2025	$20,000
September 16, 2026	$25,000
September 16, 2027 and every year thereafter	$30,000

Any mineral production on the claims is subject to a 3.0% net smelter return royalty which can be reduced to 2.0% upon payment of $2,000,000. The Hot Pot lease and any additional property within 2.5 miles of the original boundary of the claims is also subject to 1.25% net smelter return royalty in favour of Battle Mountain Gold Exploration Corporation.

On June 1, 2023, the Company gave notice to Pediment that it would drop certain leases and claim holdings within the Kelly Creek Project, as permitted by the option to enter joint venture agreement with amendments. The claims dropped represented approximately 60% of the original claim holdings and included the claims under the Genesis agreement. As a result of the termination of certain leases and claim holdings, the Company incurred a write-off of E&E assets of $353,456 which was recorded in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2023.

(b) Lone Mountain Project (Nevada, USA)

The Company entered into a mineral lease agreement with an option to purchase the Lone Mountain Project with NAMMCO. Under the terms of the agreement, the Company is subject to the following pre-production payments:

Signing of the lease	$80,000	Paid
November 1, 2021	$30,000	Paid
November 1, 2022	$20,000	Paid
November 1, 2023	$20,000	Paid
November 1, 2024	$30,000	Paid
November 1, 2025 and every year thereafter(1)	$30,000

(1) Pre-production payments increase by $10,000 every year after November 1, 2025 to a maximum of $200,000.

The Company is required to incur the following minimum E&E expenditures on the property:

September 1, 2024	$150,000	Completed
September 1, 2025	$250,000	Completed
September 1, 2026	$300,000	In progress
September 1, 2027	$300,000	In progress
September 1, 2028	$400,000	In progress
September 1, 2029(1)	$400,000	In progress

(1) The work commitment terminates when $1,800,000 has been spent on the property.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

Any mineral production on the claims is subject to a 3.0% net smelter return royalty. The net smelter return royalty can be reduced from 3.0% to 2.5% for $2,000,000. The Company has the option to purchase the entire interest in the project, except for the royalty, once there is a discovery of at least 500,000 ounces of gold (or equivalent in other metals) or a pre-feasibility study has been completed. The Company may exercise this option by payment of $2,000,000, reduced by the pre-production payments paid to the date of purchase.

(c) Stockade Mountain Project (Oregon, USA)

The Company entered into a mineral lease and option agreement with Bull Mountain Resources, LLC ("BMR") to lease a 100% interest in the Stockade Mountain Project. Under the terms of the agreement, the Company is subject to the following pre-production payments:

May 16, 2022	$15,000	Paid
November 16, 2022	$10,000	Paid
May 16, 2023	$10,000	Paid
November 16, 2023	$15,000	Paid
May 16, 2024	$15,000	Paid
November 16, 2024	$25,000	Paid
May 16, 2025	$25,000
November 16, 2025 and every six months thereafter	$25,000

The Company is required to incur minimum E&E expenditures on the property of $30,000 by May 16, 2023 (completed). On February 28, 2024, the Company executed an amendment to the mineral lease and option agreement with BMR eliminating the requirement of 2,000 meters of drilling by May 16, 2024.

BMR will retain a 2.0% net smelter return royalty on claims owned by BMR and 0.25% net smelter return royalty on third-party claims acquired within the area of influence around the property. Payments to BMR totaling $10,000,000 in any combination of pre-production payments, production or minimum royalties will reduce the production royalties on wholly owned claims from 2.0% to 1.0%.

(d) Miller Project (Nevada, USA)

The Company entered into a mineral lease agreement with an option to purchase the Miller Project with Shea Clark Smith and Gregory B. Maynard on February 1, 2021.

The Miller Project was recommended to the Company by BMR. As a result, the Company was required to make finders' fee payments in accordance with the introductory agent agreement (refer to Note 18).

On December 18, 2023, the Company terminated the mineral lease and option agreement for the Miller Project. As a result of the termination of the mineral lease and option agreement, for the year ended December 31, 2024, the Company incurred a write-off of E&E assets of $897 (2023 - $1,015,468) which was recorded in the consolidated statement of loss and comprehensive loss.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

10. E&E ASSETS (Continued)

(e) Fourmile Basin Property (Nevada, USA)

The Company entered into a mineral lease and option agreement with La Cuesta International, Inc. on the Fourmile Basin Property on June 18, 2020.

On April 13, 2023, the Company terminated the mineral lease and option agreement for the Fourmile Basin Property. As a result of the termination of the mineral lease and option agreement, for the year ended December 31, 2024, the Company incurred a write-off of E&E assets of $3,393 (2023 - $883,862) which was recorded in the consolidated statement of loss and comprehensive loss.

(f) Project reclamation requirements

As at December 31, 2024, the Company holds total surety bonds of $38,863 in favour of the BLM and $43,252 in favour of the Oregon Department of Geology and Mineral Industries in support of the reclamation requirements for its projects.

11. PROPERTY AND EQUIPMENT

Property and equipment
Net book value - December 31, 2021	$1,803
Depreciation	(527)
Movement in foreign exchange	(95)
Net book value - December 31, 2022	1,181
Depreciation	(354)
Net book value - December 31, 2023	$827
Additions	11,000
Depreciation	(2,082)
Net book value - December 31, 2024	$9,745

Property and equipment consists of exploration equipment and information technology hardware.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2024	2023
Trade payables	$183,717	$638,671
Accrued liabilities	44,981	37,934
	$228,698	$676,605

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES

(a) Share capital

At December 31, 2024, the authorized share capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On May 6, 2022, the Company issued 3,754,750 shares at $4.00 pursuant to the closing of the Company's IPO for gross proceeds of $15,019,000. Total share issuance costs were $1,165,580. The Company also issued 262,833 underwriter warrants relating to the IPO, which expired unexercised on November 6, 2023 (refer to Note 13d).

(b) Other reserves

The Company's other reserves consisted of the following:

	December 31,	December 31,	December 31,
	2024	2023	2022
Other reserve - Share options	$3,326,971	$2,296,229	$1,781,096
Other reserve - Warrants	63,228	59,702	263,596
	$3,390,199	$2,355,931	$2,044,692

(c) Share options

The Company has adopted a stock incentive plan which provides that the Board of Directors of the Company may from time to time, in their discretion, grant to its directors, officers, employees and consultants of the Company, non-transferable equity awards to purchase common shares, provided that the number of common shares reserved for issue does not exceed 3,827,175. Equity awards include share options, stock appreciation rights, restricted stock units, dividend equivalent or other stock-based awards.

The term of each share option is set by the Board of Directors at the time of grant but cannot exceed a maximum term of ten years from the date of grant. The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the then market price of common shares.

The following table summarizes the changes in share options for the year ended December 31:

	2024		2023		2022
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding, January 1,	3,463,333	$1.06	1,093,333	$1.67	716,663	$2.37
Granted	225,000	1.00	2,370,000	0.77	460,003	0.92
Expired	(66,667)	2.25	-	-	(83,333)	2.36
Outstanding, December 31,	3,621,666	$1.01	3,463,333	$1.06	1,093,333	$1.67

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES (Continued)

The following table summarizes information about share options outstanding and exercisable at December 31, 2024:

	Share options outstanding		Share options exercisable
Exercise prices	Number of share options outstanding	Weighted average years to expiry	Number of share options exercisable	Weighted average exercise price
$0.51 - $1.00	3,055,003	3.62	1,645,003	$0.81
$2.01 - $2.50	566,663	5.16	566,663	2.08
	3,621,666	3.86	2,211,666	$1.14

The total share-based compensation expense for the year ended December 31, 2024 was $1,030,742 (2023 - $515,133; 2022 - $157,043) of which $907,735 (2023 - $447,071; 2022 - $130,870) has been expensed in the consolidated statement of loss and comprehensive loss and $123,007 (2023 - $68,062; 2022 - $26,173) has been capitalized to E&E assets.

The following are the weighted average assumptions used to estimate the fair value of share options granted and/or vested for the years ended December 31, 2024, 2023 and 2022 using the Black-Scholes pricing model:

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Expected life	5.00 years	5.00 years	5.00 years
Expected volatility	125.67%	133.51%	143.18%
Risk-free interest rate	3.49%	4.69%	4.09%
Expected dividend yield	Nil	Nil	Nil
Forfeiture rate	Nil	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility and expected share option life. Changes in these assumptions would have a significant impact on the fair value calculation.

(d) Warrants

The following table summarizes the changes in warrants for the year ended December 31:

	2024		2023		2022
	Number of warrants	Warrant reserve	Number of warrants	Warrant reserve	Number of warrants	Warrant reserve
Outstanding, January 1,	100,000	$59,702	362,833	$263,596	-	$-
Transactions during the year:
Warrants issued - IPO	-	-	-	-	262,833	238,217
Warrants issued - consultants	-	-	-	-	100,000	25,379
Value assigned to warrants vested - consultants	-	3,526	-	34,323	-	-
Warrants expired	-	-	(262,833)	(238,217)	-	-
Outstanding, December 31,	100,000	$63,228	100,000	$59,702	362,833	$263,596

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

13. SHARE CAPITAL AND OTHER RESERVES (Continued)

At December 31, 2024, the weighted average exercise price for the outstanding warrants is $0.81 (2023 - $0.81; 2022 - $3.41) and the weighted average remaining life is 0.84 years (2023 - 1.84 years; 2022 - 1.40 years).

On November 1, 2022, the Company issued 100,000 warrants to an investor relations consultant. The warrants vest over tranches at an exercise price of $0.81. The warrants expire on November 1, 2025. The total share-based compensation expense for the year ended December 31, 2024 was $3,526 (2023 - $34,323; 2022 - $26,480) which was expensed in the consolidated statement of loss and comprehensive loss.

On May 6, 2022, the Company issued 262,833 warrants to the underwriters in connection with the IPO. The warrants were exercisable at a price of $4.40 or on a cashless basis for shares at the option of the holder. At issuance, the underwriter warrants were valued at $238,217 using the Black-Scholes pricing model and were recorded as a share issuance cost. The underwriter warrants expired unexercised on November 6, 2023.

The following are the weighted average assumptions used to estimate the fair value of warrants issued for the years ended December 31, 2024, 2023 and 2022 using the Black-Scholes pricing model:

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Expected life	N/A	N/A	1.91 years
Expected volatility	N/A	N/A	109.94%
Risk-free interest rate	N/A	N/A	1.42%
Expected dividend yield	N/A	N/A	Nil
Forfeiture rate	N/A	N/A	Nil

Warrant pricing models require the input of subjective assumptions including the expected price volatility and expected share option life. Changes in these assumptions would have a significant impact on the fair value calculation.

14. RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company's directors and officers including its President, Vice President ("VP") Exploration, VP Business Development and Chief Financial Officer ("CFO").

Directors and key management compensation is as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Share-based compensation	$993,611	$472,236	$136,148
Management salaries and consulting fees	694,074	544,352	559,591
Directors' fees	73,647	72,863	44,380
	$1,761,332	$1,089,451	$740,119

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

14. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

For the year ended December 31, 2024, the Company's officers incurred $338,837 (2023 - $57,102; 2022 - $50,359) of expenditures in the normal course of business on behalf of the Company.

For the year ended December 31, 2024, the Company incurred $67,072 (2023 - $69,806; 2022 - $21,149) of expenditures with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the consolidated statement of loss and comprehensive loss.

As at December 31, 2024, accounts payable and accrued liabilities include $32,979 (2023 - $29,855) owed to related parties of the Company for transactions incurred in the normal course of business.

The Company entered into a joint venture agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project (refer to Note 10a) and owns 89,240 common shares of URZ (formerly NGE). During the year ended December 31, 2024, the Company purchased $11,000 of exploration equipment from URZ (formerly NGE) (refer to Note 11). As at December 31, 2024, the VP Business Development and a director of the Company serve as directors of URZ (formerly NGE). The VP Business Development served as interim Chief Executive Officer of URZ (formerly NGE) from December 31, 2023 to May 13, 2024.

15. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash items within investing activities included in E&E assets were as follows:

			For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Accounts payable and accrued liabilities	$418,087	$(532,752)	$(37,130)
Share-based compensation	123,007	68,062	26,173
	$541,094	$(464,690)	$(10,957)

16. FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. Risk management is the responsibility of management and is carried out under the oversight of and policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and the Board of Directors.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company's cash flows or value of its financial instruments.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

16. FINANCIAL RISK MANAGEMENT (Continued)

(i) Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the consolidated statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other, marketable securities and accounts payable and accrued liabilities held in the parent entity which are denominated in CAD.

The following table shows the impact on pre-tax loss of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2024, with all other variables held constant:

Impact of currency rate change on pre-tax loss
	10% increase	10% decrease
Cash and cash equivalents	$7,957	$(7,957)
Receivables and other	1,954	(1,954)
Marketable securities	1,240	(1,240)
Accounts payable and accrued liabilities	(6,773)	6,773

(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and short-term investments. The Company's current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and short-term investments mature impact interest and finance income earned.

The impact on pre-tax loss of a 1% change in variable interest rates on financial assets and liabilities as of December 31, 2024, with all other variables held constant, would be nominal.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The carrying amount of financial assets represents the maximum credit exposure:

	December 31,	December 31,
	2024	2023
Cash and cash equivalents	$381,899	$907,551
Short-term investments	4,914,382	8,618,386
	$5,296,281	$9,525,937

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

16. FINANCIAL RISK MANAGEMENT (Continued)

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with Canadian Tier 1 chartered financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

The Company has issued surety bonds to support future decommissioning and restoration provisions (refer to Note 10f).

Contractual undiscounted cash flow requirements for contractual obligations as at December 31, 2024 are as follows:

	Carrying amount	Contractual cash flows	Due within 1 year	Due within 2 years	Due within 3 years
Accounts payable and accrued liabilities	$228,698	$228,698	$228,698	$-	$-
	$228,698	$228,698	$228,698	$-	$-

(d) Capital management

The Company's objectives in managing capital are to safeguard the ability to continue as a going concern and provide financial capacity to meet its strategic objectives. Management monitors the amount of cash and cash equivalents and equity in the capital structure and adjusts the capital structure, as necessary, to continue as a going concern and to support the acquisition, exploration and development of its mineral projects.

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, other reserves, AOCI and deficit.

To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of mineral projects to facilitate the management of its capital requirements.

The Company prepares annual expenditure budgets that are reviewed by the Board of Directors. Forecasts are regularly reviewed and updated for changes in circumstances so that appropriate capital allocation, investment and financing decisions are made for the Company.

(e) Fair value estimation

The Company's financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

16. FINANCIAL RISK MANAGEMENT (Continued)

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The following tables present the Company's financial assets and liabilities measured at fair value on a recurring basis, by level, within the fair value hierarchy.

As at December 31, 2024		Fair value
	Carrying value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$12,404	$12,404	$-	$-
	$12,404	$12,404	$-	$-

As at December 31, 2023		Fair value
	Carrying value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$7,422	$7,422	$-	$-
	$7,422	$7,422	$-	$-

The Company's financial instruments consisting of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

Marketable securities are fair valued at each reporting period using URZ's (formerly NGE's) share price on the TSX Venture Exchange.

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

17. TAXATION

(a) Deferred income taxes

The tax effects of temporary differences between the amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes give rise to deferred income taxes as follows:

		For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Tax loss carry forwards	$1,813,019	$685,368	$332,184
E&E expenditures	(109)	473,085	3,104
Share issuance costs	140,213	214,221	288,230
Marketable securities and other	32,395	32,615	71,464
Deferred income taxes not recognized	(1,985,518)	(1,405,289)	(694,982)
	$-	$-	$-

The Company has tax losses in Canada of approximately $4,855,399 (2023 - $2,477,382; 2022 - $1,191,205) expiring in various amounts from 2040 to 2044. The Company has tax losses in the USA of approximately $2,390,768 (2023 - $78,452; 2022 - $50,427). The other temporary differences do not expire under current legislation.

A deferred tax asset has not been recognized in respect of the temporary differences, as it is not probable that sufficient future taxable earnings will be available in the periods when deductions from such potential assets will be realized.

(b) Income tax expense

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.0% (2023 - 27.0%; 2022 - 27.0%) as follows:

		For the year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Expected income tax recovery	$(831,217)	$(1,080,139)	$(288,466)
Share issuance costs	-	-	(298,176)
Impact of difference in tax rates and other	5,098	240,010	(10,670)
Share-based compensation	246,040	129,976	43,910
Deferred income taxes not recognized	580,229	710,308	553,402
	$150	$155	$-

For the Company's subsidiary, the USA statutory income tax rate is 21.0% (2023 - 21.0%; 2022 - 21.0%) and the Nevada state statutory income tax rate is nil (2023 - nil; 2022 - nil).

AUSTIN GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2024, 2023 and 2022
Expressed in United States dollars, except for share data

18. COMMITMENTS

The Company executed an introductory agent agreement with BMR (the "BMR Agreement"). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	$5,000
6 months after acquisition	$5,000
12 months after acquisition	$5,000
18 months after acquisition	$5,000
24 months after acquisition	$7,500
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

As at December 31, 2024, the BMR Agreement is not in effect for any of the Company's mineral projects.

The BMR Agreement was in effect for the Miller Project, as of February 1, 2021, until the mineral lease agreement was terminated on December 18, 2023. The Company paid a total of $35,000 in introductory agent fees to BMR during that period.

19. SEGMENTED INFORMATION

Exploration and development of mineral projects is considered the Company's single business segment. All of the Company's E&E assets are located in the USA.